83-6
Suppl.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC Mail Processing
RECEIVED
MAY 12 2011
WASH, D.C.
200
SECTION


REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
INR 450,000,000 6.00% Notes due 16 May 2012
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 12 May 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian Rupee ("INR") 450,000,000 6.00% Notes due 16 May 2012 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010, as supplemented by a Pricing Supplement dated 12 May 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 12 May 2011 provided by Morgan Stanley & Co. International PLC ("MS") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement"), MS has agreed to purchase the Notes. The obligations of MS are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	Not applicable	100.00%
Total	INR 450,000,000	Not applicable	INR 450,000,000 (payable in U.S. dollars in the amount of USD 10,146,561.44)

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

MS has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 12 May 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Pricing Supplement dated 12 May 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Morgan Stanley & Co.
International plc

20 Bank Street
Canary Wharf
London E14 4AD

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

Morgan Stanley

12 May 2011

To: European Bank for Reconstruction and Development
Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development
INR 450,000,000 6.00 per cent. Notes due 16 May 2012
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD 2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes (other than Unlisted Notes); and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

We confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are INR 450,000,000 (USD equivalent: USD10,146,561.44) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with the Depositary Trust Company, account number 0050.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: Morgan Stanley & Co. International plc

By: ....
Authorised signatory

Pricing Supplement

12 May 2011

European Bank for Reconstruction and Development
INR 450,000,000 6.00 per cent Notes due 16 May 2012
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010. This Pricing Supplement must be read in conjunction with such Base Prospectus. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian Rupee, the official currency of the Republic of India ("INR"), provided that all payments in respect of the Notes will be made in United States Dollars ("USD")
2	Nominal Amount:	INR 450,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	16 May 2011
5	Issue Price:	100.000 per cent.
6	Maturity Date:	16 May 2012
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 5,000,000, and integral multiples of 1,000,000 in excess thereof
	(b) Calculation Amount:	INR 1,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	The Depository Trust Company New York and registered in the name of Cede and Co. as The Depository Trust Company New York's nominee.
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	16 May 2011
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	6.0 per cent. per annum. For the avoidance of doubt, INR 60,000 per Calculation Amount (the "**Fixed Interest Amount**") shall be payable on the Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in the Annex hereto.
	(b)	Fixed Interest Dates:	16 May 2012 subject to the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Modified Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Mumbai shall be the principal financial centre). Singapore, London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies.
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Calculation Amount, provided that it shall be payable in USD, subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable

24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**The Republic of India** The Dealer acknowledges that the Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg and the Depository Trust Company, New York
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	062536063
	ISIN Code:	US29874QBZ63
	CUSIP Number:	29874QBZ6
35	Listing:	None
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the	Not Applicable

European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

37	Additional Information:	The provisions set out in the Annex hereto shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A. (as Agent)

PART B – OTHER INFORMATION

1	LISTING	None
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union but not registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the section headed "Subscription and Sale" of the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be INR 450,000,000 but payable in USD in the amount of USD 10,146,561.44) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	INR 450,000,000 (USD equivalent: USD10,146,561.44)
(iii)	Estimated total expenses:	Not Applicable

6 YIELD

Indication of yield:	6.00 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

In the circumstances described in the Annex hereto, the amount received by holders of the Notes may be affected by the INR/USD foreign exchange rate. Information in respect of the INR/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount (as applicable) per Calculation Amount will be payable in USD on the Maturity Date or on the Early Redemption Date (as applicable) and determined by the Agent as follows, as soon as possible on or after the corresponding Rate Fixing Date (but in no event later than the Business Day immediately following the Rate Fixing Date):

Calculation Amount *divided by* the Reference Rate,

provided that the resultant amount shall be rounded to the nearest USD, with USD 0.50 being rounded up.

The Fixed Interest Amount per Calculation Amount will be payable in USD on the Interest Payment Date and determined by the Agent as follows, as soon as possible on or after the corresponding Rate Fixing Date (but in no event later than the Business Day immediately following the Rate Fixing Date):

INR 60,000 *divided by* the Reference Rate on the applicable Rate Fixing Date,

provided that the resultant amount shall be rounded to the nearest USD, with USD 0.50 being rounded up.

As soon as possible on or after the corresponding Rate Fixing Date (but in no event later than the Business Day immediately following the Rate Fixing Date), the Determination Agent shall notify the Agent of (i) the Reference Rate; and (ii) the occurrence of a Price Source Disruption Event (if applicable).

The Agent shall notify the Issuer and the Noteholders of its determination of the Final Redemption Amount, Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or the relevant Interest Payment Date (as applicable), as soon as practicable after such determination (but in no event later than 4 Business Days prior to the Maturity Date, Early Redemption Date and/or the relevant Interest Payment Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" (or successor page) and SFEMC's website (or successor page) on any Rate Fixing Date, then the Determination Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Determination Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Interest Payment Date (as defined below) or the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below) (as the case may be). If on the 10th Business Day following the original Rate Fixing Date, Reuters page "RBIB" (or successor page) and SFEMC's website (or successor page) are still unavailable, then the Reference Rate shall be the arithmetic mean of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Determination Agent is able to obtain for the sale of INR and the purchase of USD at or about 12:30 p.m. hours Mumbai time on the corresponding Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the Reference Rate shall be the arithmetic mean of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Determination Agent its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Agent**" means Citibank, N.A. as agreed with the Issuer in accordance with Clause 8.4 of the Agency Agreement. All references to the Agent will include any successor or successors to Citibank, N.A. as Agent in respect of the Notes.

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the centre(s) specified or, if no business centre is specified, in London, New York City, Mumbai and Singapore.

"**Determination Agent**" means Morgan Stanley & Co. International plc ("MSIP") in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and MSIP dated 10 May 2011 (as amended and/or supplemented from time to time). All references to the Determination Agent shall include any successor or successors to MSIP in respect of the Notes.

"**Rate Fixing Date**" means the date which is Five (5) Business Days prior to the each of the applicable Interest Payment Date, Maturity Date or Early Redemption Date, as the case may be. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Determination Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date.

"**INR 01**" means the INR/USD reference rate, expressed as the amount of INR per one USD, for settlement in two Mumbai Business Days published by the Reserve Bank of India on the Reuters Screen "RBIB" Page (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) at approximately 12.30 p.m., Mumbai time, on such date.

"**INR 02**" means the SFEMC INR Indicative Survey Rate, which is the INR/USD exchange rate for USD, expressed as the amount of INR per one USD, for settlement in two Mumbai Business Days, as published on SFEMC's website (www.sfemc.org) at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. INR 02 is calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey Methodology (which means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the INR/USD markets for the purpose of determining the SFEMC INR Indicative Survey Rate).

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any).

"**Postponed Interest Payment Date**" means the tenth Business Day following the originally scheduled Interest Payment Date.

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date.

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Determination Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

"**Reference Rate**" means INR 01, as displayed on the Reference Source on the applicable Rate Fixing Date and determined by the Determination Agent; provided that if no such rate is displayed on the relevant Reference Source for such day, the Reference Rate will be INR 02.

"**Reference Source**" means Reuters Screen "RBIB" Page or, if INR01 is not available, SFEMC's website.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
INR 450,000,000 6.00% Notes due 16 May 2012
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 12 May 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian Rupee ("INR") 450,000,000 6.00% Notes due 16 May 2012 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010, as supplemented by a Pricing Supplement dated 12 May 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 12 May 2011 provided by Morgan Stanley & Co. International PLC ("MS") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement"), MS has agreed to purchase the Notes. The obligations of MS are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	Not applicable	100.00%
Total	INR 450,000,000	Not applicable	INR 450,000,000 (payable in U.S. dollars in the amount of USD 10,146,561.44)



European Bank
for Reconstruction and Development

(ref: MTN 11/051)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 12 2011
WASH, D.C.
200
SECTION

12 May 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 12 May 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com



European Bank
for Reconstruction and Development

(ref: MTN 11/051)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

12 May 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 12 May 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

MS has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 12 May 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Pricing Supplement dated 12 May 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Morgan Stanley & Co.
International plc

20 Bank Street
Canary Wharf
London E14 4AD

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

Morgan Stanley

12 May 2011

To: European Bank for Reconstruction and Development
Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development
INR 450,000,000 6.00 per cent. Notes due 16 May 2012
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD 2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes (other than Unlisted Notes); and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

We confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are INR 450,000,000 (USD equivalent: USD10,146,561.44) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with the Depositary Trust Company, account number 0050.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: Morgan Stanley & Co. International plc

By: ....
Authorised signatory

Pricing Supplement

12 May 2011

European Bank for Reconstruction and Development
INR 450,000,000 6.00 per cent Notes due 16 May 2012
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010. This Pricing Supplement must be read in conjunction with such Base Prospectus. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Indian Rupee, the official currency of the Republic of India ("**INR**"), provided that all payments in respect of the Notes will be made in United States Dollars ("**USD**")
2	Nominal Amount:		INR 450,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		16 May 2011
5	Issue Price:		100.000 per cent.
6	Maturity Date:		16 May 2012
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	(a)	Specified Denomination:	INR 5,000,000, and integral multiples of 1,000,000 in excess thereof
	(b)	Calculation Amount:	INR 1,000,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	The Depository Trust Company New York and registered in the name of Cede and Co. as The Depository Trust Company New York's nominee.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	16 May 2011
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	6.0 per cent. per annum. For the avoidance of doubt, INR 60,000 per Calculation Amount (the "**Fixed Interest Amount**") shall be payable on the Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in the Annex hereto.
	(b)	Fixed Interest Dates:	16 May 2012 subject to the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Modified Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Mumbai shall be the principal financial centre). Singapore, London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies.
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Calculation Amount, provided that it shall be payable in USD, subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable

24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**The Republic of India** The Dealer acknowledges that the Prospectus will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Prospectus or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg and the Depository Trust Company, New York
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	062536063
	ISIN Code:	US29874QBZ63
	CUSIP Number:	29874QBZ6
35	Listing:	None
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the	Not Applicable

European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

37	Additional Information:	The provisions set out in the Annex hereto shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A. (as Agent)

PART B – OTHER INFORMATION

1	LISTING	None
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union but not registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the section headed "Subscription and Sale" of the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be INR 450,000,000 but payable in USD in the amount of USD 10,146,561.44) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	INR 450,000,000 (USD equivalent: USD10,146,561.44)
(iii)	Estimated total expenses:	Not Applicable

6 YIELD

Indication of yield:	6.00 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

In the circumstances described in the Annex hereto, the amount received by holders of the Notes may be affected by the INR/USD foreign exchange rate. Information in respect of the INR/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount (as applicable) per Calculation Amount will be payable in USD on the Maturity Date or on the Early Redemption Date (as applicable) and determined by the Agent as follows, as soon as possible on or after the corresponding Rate Fixing Date (but in no event later than the Business Day immediately following the Rate Fixing Date):

Calculation Amount *divided by* the Reference Rate,

provided that the resultant amount shall be rounded to the nearest USD, with USD 0.50 being rounded up.

The Fixed Interest Amount per Calculation Amount will be payable in USD on the Interest Payment Date and determined by the Agent as follows, as soon as possible on or after the corresponding Rate Fixing Date (but in no event later than the Business Day immediately following the Rate Fixing Date):

INR 60,000 *divided by* the Reference Rate on the applicable Rate Fixing Date,

provided that the resultant amount shall be rounded to the nearest USD, with USD 0.50 being rounded up.

As soon as possible on or after the corresponding Rate Fixing Date (but in no event later than the Business Day immediately following the Rate Fixing Date), the Determination Agent shall notify the Agent of (i) the Reference Rate; and (ii) the occurrence of a Price Source Disruption Event (if applicable).

The Agent shall notify the Issuer and the Noteholders of its determination of the Final Redemption Amount, Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or the relevant Interest Payment Date (as applicable), as soon as practicable after such determination (but in no event later than 4 Business Days prior to the Maturity Date, Early Redemption Date and/or the relevant Interest Payment Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" (or successor page) and SFEMC's website (or successor page) on any Rate Fixing Date, then the Determination Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Determination Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Interest Payment Date (as defined below) or the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below) (as the case may be). If on the 10th Business Day following the original Rate Fixing Date, Reuters page "RBIB" (or successor page) and SFEMC's website (or successor page) are still unavailable, then the Reference Rate shall be the arithmetic mean of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Determination Agent is able to obtain for the sale of INR and the purchase of USD at or about 12:30 p.m. hours Mumbai time on the corresponding Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the Reference Rate shall be the arithmetic mean of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Determination Agent its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Agent**" means Citibank, N.A. as agreed with the Issuer in accordance with Clause 8.4 of the Agency Agreement. All references to the Agent will include any successor or successors to Citibank, N.A. as Agent in respect of the Notes.

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the centre(s) specified or, if no business centre is specified, in London, New York City, Mumbai and Singapore.

"**Determination Agent**" means Morgan Stanley & Co. International plc ("MSIP") in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and MSIP dated 10 May 2011 (as amended and/or supplemented from time to time). All references to the Determination Agent shall include any successor or successors to MSIP in respect of the Notes.

"**Rate Fixing Date**" means the date which is Five (5) Business Days prior to the each of the applicable Interest Payment Date, Maturity Date or Early Redemption Date, as the case may be. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Determination Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Days following the original Rate Fixing Date.

"**INR 01**" means the INR/USD reference rate, expressed as the amount of INR per one USD, for settlement in two Mumbai Business Days published by the Reserve Bank of India on the Reuters Screen "RBIB" Page (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) at approximately 12.30 p.m., Mumbai time, on such date.

"**INR 02**" means the SFEMC INR Indicative Survey Rate, which is the INR/USD exchange rate for USD, expressed as the amount of INR per one USD, for settlement in two Mumbai Business Days, as published on SFEMC's website (www.sfemc.org) at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. INR 02 is calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey Methodology (which means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the INR/USD markets for the purpose of determining the SFEMC INR Indicative Survey Rate).

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any).

"**Postponed Interest Payment Date**" means the tenth Business Day following the originally scheduled Interest Payment Date.

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date.

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Determination Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

"**Reference Rate**" means INR 01, as displayed on the Reference Source on the applicable Rate Fixing Date and determined by the Determination Agent; provided that if no such rate is displayed on the relevant Reference Source for such day, the Reference Rate will be INR 02.

"**Reference Source**" means Reuters Screen "RBIB" Page or, if INR01 is not available, SFEMC's website.